UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Danahy             James              P.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President & CEO

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/10/97    A    V   15,000        A  $0.000       175,348        D
Common Stock                                                                                     72,000         I  by Spouse
Common Stock                                                                                     43,754         I  by 401(k) Trust
Class A Preferred Stock                                                                          1,147          I  by ESOP Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right   $15.625                                                                    08/19/93(1)  02/17/03
to buy)
Employee Stock Option (right   $12.000                                                                    05/09/95(2)  11/08/04
to buy)
Employee Stock Option (right   $8.000                                                                     05/07/97(3)  11/06/06
to buy)
Employee Stock Option (right   $8.500          11/10/97       A     V   11,750                            (4) 05/11/98 11/09/07
to buy)
Employee Stock Option (right   $8.500          11/10/97       A     V   23,250                            (5) 05/11/98 11/09/07
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right             Common Stock                   30,000                    30,000        D
to buy)
Employee Stock Option (right             Common Stock                   40,000                    40,000        D
to buy)
Employee Stock Option (right             Common Stock                   50,000                    50,000        D
to buy)
Employee Stock Option (right   11/10/97  Common Stock                   11,750                                  D
to buy)
Employee Stock Option (right   11/10/97  Common Stock                   23,250                    35,000        D
to buy)

Explanation of Responses:

(1)
Incentive stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cummulative 20% increments beginning
8/19/93 and each anniversary date through 8/19/97.
(2)
Nonqualified stock option grant under 1992 Stock Option Plan.  Options are exercisable in annual cumulative 20% increments beginning 5/9/95 and each anniversary date through 5/9/99.
(3)
Nonqualified stock option grant under the Amended and Restated 1992 Stock Plan.  Options are exercisable in annual cumulative 20%
increments beginning 5/7/97 and each anniversary date through 5/7/01.
(4)
Incentive stock option grant under 1992 Stock Option Plan. Options are exercisable in annual cummulative 20% increments beginning
5/11/98 and each anniversary date through 05/11/02.
(5)
Nonqualified stock option grant under the Amended and Restated 1992 Stock Plan. Options are exercisable in annual cumulative 20%
increments beginning 5/11/98 and each anniversary date through 05/11/02.

SIGNATURE OF REPORTING PERSON
/S/ Danahy             James              P.
DATE 12/09/97